Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)
Announcement on Related Party Transaction
Capital Injection to Guangdong Development Bank
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Highlights:
•	The Transaction: In accordance with the capital increase plan of Guangdong Development Bank (the “GDB”), China Life Insurance Company Limited (the “Company”) injected further capital of RMB 2,999,032,896.66 into GDB at the price of RMB 4.38 per share (the “Capital Injection”). The Capital Injection was made by the Company in cash with its own funds. After completion of the Capital Injection, the Company now holds 3,080,479,452 shares in GDB, which account for 20% of GDB’s registered capital.
•	Abstention of Related Persons: The proposal on the Company’s subscription of capital increase of GDB was examined and approved at the fourth interim meeting of the third session of board of directors of the Company (the “Board”). Mr. Wan Feng, related director in this transaction, abstained from voting. Non-related directors unanimously approved such proposal.
•	Effect of the Transaction on the Company: This transaction is expected to increase the Company’s overall investment yield and improve the Company’s asset-liability matching, maintain the Company’s interest in GDB and avoid dilution, promote the development of GDB and improve the value of the Company’s long-term investment, and promote the cooperation between insurance industry and banking industry. This transaction complies with the instructions from China Insurance Regulatory Commission (the “CIRC”) on use of insurance funds.
I.	General Description of the Related Party Transaction
1. In accordance with the capital increase plan of GDB, the Company injected further capital of RMB 2,999,032,896.66 into GDB at the price of RMB 4.38 per share. The Capital Injection was made by the Company in cash with its own funds. After completion of the Capital Injection, the Company now holds 3,080,479,452 shares in GDB, which account for 20% of GDB’s registered capital.

Commission File Number 001-31914
2. Currently, Mr. Wan Feng, executive director and president of the Company, and Mr. Liu Jiade, vice president of the Company, both nominated by the Company, are serving as directors of GDB. Pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, GDB constitutes a related legal person of the Company. The Capital Injection constitutes a related party transaction of the Company.
3. The proposal on Capital Injection was examined and approved by the Board. The Board also authorized the management of the Company to implement the Capital Injection. Mr. Wan Feng, related director in this transaction, abstained from voting. All the independent directors of the Company expressed consent opinion on such resolution.
4. The Capital Injection has been approved by the CIRC and China Banking Regulatory Commission (the “CBRC”).
II.	Introduction of the Related Party
GDB is a national joint-stock commercial bank headquartered in Guangzhou. Its establishment was approved by the State Council and People’s Bank of China (the “PBOC”). It formally started operation on September 8, 1988. Prior to the capital increase, GDB’s basic information was as follows:
Business license serial number: 440000000046541
Institution code of financial license: B0012H144010001
Type of enterprise: joint-stock company (non-listed)
Registered and business address: No. 83, Nonglinxia Road, Guangzhou, Guangdong Province, P.R. China
Legal representative: Dong Jianyue
Registered capital: RMB 11,978,843,727
Business scope and primary business: taking public deposits; granting short-term, mid-term and long-term loans; handling settlements inside and outside of China; handling acceptance of notes and discount note; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchase of negotiable securities such as government bonds and financial bonds; inter-bank borrowing; providing letters of credit and guarantee; engaging in banking card service; acting as payment and receipt agent and insurance agent; providing safe deposit box services; relevant foreign exchange businesses; assets and credit verification; consultation and notarization businesses; and other businesses as approved by the PBOC and CBRC.
As of December 31, 2009, GDB’s total assets, net assets, net capital, capital adequacy ratio and core capital adequacy ratio, as audited by KPMG Huazhen Certified Public Accountants, were RMB 666.5 billion, RMB 22.2 billion, RMB 34.3 billion, 8.98% and 5.62%, respectively. Its operating income and net profit for the year of 2009 were RMB 15.11 billion and RMB 3.39 billion, respectively.
III.	Major Points of GDB’s Capital Increase Plan
1. Number of the new shares, target investors and subscription price of the new shares
Pursuant to GDB’s capital increase plan, it will, based on the total share capital of RMB 11,978,843,727 and the principle of issuing 2.858 shares for every 10 shares, issue no more than 3,423,553,537 new shares to the following two types of investors: (i) GDB’s shareholders registered in the register of shareholders as of July 7, 2010 which could satisfy relevant regulatory requirements, and (ii) other third parties determined by GDB based on certain criteria. The subscription price for each new share is RMB 4.38. The share increase is expected to raise up to RMB 15 billion in total.

Commission File Number 001-31914
2. The Company’s Obligations
The Company subscribed for 684,710,707 new shares issued by GDB. The Company paid the subscription price of RMB 2,999,032,896.66 for such shares.
3. GDB’s Shareholding Structure after Completion of the Capital Increase
Upon completion of the capital increase, GDB has a total of 627 shareholders. Particulars of the top ten shareholders are as follows:

	Amount Injected in This	Percentage of Share Capital after
	Round of Capital Increase	Capital Increase
Name of Shareholder	(RMB)	(%)
Citigroup Inc.	2,999,032,896.66	20.00000
China Life Insurance Company Limited	2,999,032,896.66	20.00000
State Grid Assets Management Co., Ltd.	2,999,032,896.66	20.00000
CITIC Trust Co., Ltd.	2,999,032,896.66	20.00000
IBM Credit LLC.	—	3.68642
Guangdong Finance Investment (Holding) Corporation Limited	306,369,331.68	2.04312
Shanghai Shenhua Holdings Co., Ltd.	217,684,988.22	1.45170
Jiangsu Suzhou Iron & Steel Group Co., Ltd.	234,080,791.14	1.44638
Lianda Group Co., Ltd.	—	1.14976
Heungkong Group Co., Ltd.	480,073,561.68	0.88443
IV.	Strategy and Basis of Pricing
According to the audit report (KPMG-A (2010) AR No. 0197) issued by KPMG Huazhen Certified Public Accountants, which is qualified to engage in securities business in China, GDB’s net asset per share as of December 31, 2009 was RMB 1.85. Pursuant to relevant regulatory rules, China United Assets Appraisal Co., Ltd. conducted an appraisal on GDB’s share value by setting December 31, 2009 as the base date. The appraisal determined that GDB’s share value was RMB 4.08 per share. Based on the principal that the subscription price should not be less than the appraised price and taking into account the appraisal of comparable transactions and future capital appreciation, GDB set the price of capital increase as RMB 4.38 per share.
Based on the above consideration, the Board believes that the pricing of GDB’s share is fair and reasonable.
The independent directors of the Company believe that the Company has fully considered relevant factors for the Capital Injection, such as GDB’s net asset per share, rapid development in recent years and future appreciation. The pricing of the Capital Injection is fair and reasonable.

Commission File Number 001-31914
V.	Effect on the Company
1. Investment Purpose
GDB conducted a successful restructuring in 2006 to introduce word-class enterprises, including the Company, Citigroup Inc., State Grid Corporation of China and CITIC Trust Co., Ltd., as its strategic investors. After its restructuring, GDB has achieved good operating results and its business has been rapidly developed. The Company values GDB’s achievements in market development after its restructuring and believes that GDB’s development prospects are promising. In order to improve the Company’s value of long-term investment, it will support GDB’s development through capital increase.
2. Effect on the Company
The Company made the Capital Injection in cash with its own funds. The Capital Injection has no material impact on the Company’s cash flow.
This transaction is expected to increase the Company’s overall investment yield and improve the Company’s asset-liability matching, maintain the Company’s interest in GDB and avoid dilution, promote the development of GDB and improve the value of the Company’s long-term investment, and promote the cooperation between insurance industry and banking industry. This transaction complies with the instructions from the CIRC on use of insurance funds.
VI.	Opinion of Independent Directors
The Company’s independent directors believe that:
1. The Capital Injection is for valuable and good consideration and is in accordance with the principle of equality and willingness; contract provisions are in accordance with the principle of fairness;
2. No harm to the interests of the Company or to the rights of the independent shareholders is detected in the Capital Injection; and
3. Relevant procedures of the Capital Injection are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.
VII.	Documents Available for Review
1. Resolution of the Board;
2. Pre-approval by independent directors and independent opinion of independent directors;
3. Approval reply issued by the CIRC on the Capital Injection; and
4. Approval reply issued the CBRC on the Capital Injection.
Board of Directors
China Life Insurance Company Limited
December 2, 2010